

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dundee Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Adelaide Street East, 21st Floor
(No. and Street)

Toronto, Ontario	Canada	M5C 2V9
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Oatway (416) 840-7964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Suite 3000, Box 82, Royal Trust Twr, TD Ctre,	Toronto,	Ontario, Canada	M5K 1G8
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert M. Sellars, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dundee Securities Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and CFO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dundee Securities Inc.

(a wholly owned subsidiary of
Dundee Securities Corporation)

Financial Statements and Supplemental Information
December 31, 2009
(expressed in US dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

February 26, 2010

Report of Independent Auditors

To the Shareholder of
Dundee Securities Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of **Dundee Securities Inc.**, a wholly owned subsidiary of Dundee Securities Corporation, at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement of Financial Condition
At December 31, 2009

(expressed in US dollars)

	$
Assets	
Current assets	
Cash	1,375,562
Other assets (note 6)	162,931
	1,538,493
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	28,482
Due to carrying broker (note 3)	82,899
	111,381
Shareholder's Equity	
Capital stock (note 4)	1,500,000
Accumulated deficit	(72,888)
	1,427,112
	1,538,493

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement of Operations
For the year ended December 31, 2009

(expressed in US dollars)

	$
Revenue	
Commission income	1,966,393
Other	7,739
Foreign exchange gain	103,404
	2,077,536
Expenses	
Processing costs (note 3)	983,197
Variable compensation (note 3)	983,196
Trading and administration	101,786
	2,068,179
Income before income taxes	9,357
Recovery of income taxes (note 6)	45,068
Net income for the year	54,425

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2009

(expressed in US dollars)

	$
Capital stock	
Balance - Beginning of year	1,500,000
Shares issued during the year	-
Balance - End of year	1,500,000
Accumulated deficit - Beginning of year	(127,313)
Net income for the year	54,425
Accumulated deficit - End of year	(72,888)
Shareholder's equity	1,427,112

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement of Cash Flows
For the year ended December 31, 2009

(expressed in US dollars)

	$
Cash provided by (used in)	
Operating activities	
Net income for the year	54,425
Changes in operating assets and liabilities	
Increase in other assets	(57,555)
Decrease in due to carrying broker	(42,330)
Decrease in accounts payable and accrued liabilities	(5,503)
Decrease in cash during the year	(50,963)
Cash - Beginning of year	1,426,525
Cash - End of year	1,375,562

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and corporate activities

Dundee Securities Inc. (the Company) was incorporated under the Ontario Business Corporations Act on September 20, 1995. The Company is a wholly owned subsidiary of Dundee Securities Corporation (Dundee Securities), which is incorporated under the Ontario Business Corporations Act and operates as an investment dealer. Dundee Securities is a member of the Investment Industry Regulatory Organization of Canada and Canadian Investor Protection Fund. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for US resident customers. The Company clears all transactions with and for customers on a fully disclosed basis through its parent, Dundee Securities. Accordingly, the Company does not hold customers' securities or perform custodial functions relating to customers' accounts.

2 Summary of significant accounting policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Taxation

The amount of current and future income taxes payable or refundable is recognized at the date of the financial statements, utilizing currently enacted income tax laws and rates. Future income tax expenses or benefits are recognized in the financial statements for the changes in future income tax liabilities or assets between years.

The Company adopted ASC 740-10, Income Taxes (previously FIN 48, Accounting for Uncertainty in Income Taxes), as issued by the Financial Accounting Standards Board. ASC 740-10 requires companies to recognize the income tax benefits of uncertain income tax positions only when the income tax positions are more likely than not to be sustained, assuming examination by income tax authorities. The income tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized on ultimate settlement. The

(expressed in US dollars)

adoption of ASC 740-10 did not have an impact on the Company's financial statements as there were no income tax positions that required examination.

Financial instruments

The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying values presented in the statement of financial condition due to their short-term nature.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the year-end rates of exchange, while revenue and expense items are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency exchange transactions are included in net income (loss).

3 Related party transactions

Under an operating agreement dated January 1, 2007, the Company has entered into an arrangement with its parent, Dundee Securities, whereby Dundee Securities performs certain securities trading activities and recordkeeping services as agent for the Company. The Company recorded an expense of $983,197 for these processing costs, which represents 50% of commission income.

The Company recorded variable compensation of $983,196, which represents 50% of commission income and is paid or payable to employees of Dundee Securities.

The balance due to carrying broker of $82,899 is due to Dundee Securities. This amount is due on demand and is non-interest bearing.

4 Capital stock

Authorized
Unlimited common shares without par value

Issued and outstanding	
1,500,001 common shares	$ 1,500,000

5 Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,233,782, which was $1,133,782 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.09 to 1. The Company claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph K-1 of

(expressed in US dollars)

that rule because it is a limited business and neither holds customers' funds nor performs custodial functions relating to customers' securities.

6 Income taxes

The Company is taxed in a Canadian jurisdiction and, as such, is bound by Canadian tax laws. Certain of the Company's gains relating to foreign currency exchange transactions are not part of the income tax calculation.

The Company's future income tax asset of $114,324, included in other assets, comprises non-capital loss carry-forwards, which are recoverable against future corporate taxes until 2027.

Supplemental Information

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1
of the U.S. Securities and Exchange Commission
At December 31, 2009

Schedule 1

(expressed in US dollars)

		$
Total Shareholder's Equity		1,427,112
Deductions and/or charges:		
Total non-allowable assets		162,931
Other deductions and/or charges		13,000
Net capital before haircuts on securities positions		1,251,181
Deduct: 6% haircut on Canadian cash		17,399
Net capital		1,233,782
Aggregate indebtedness:		
Total liabilities	111,381	
Aggregate indebtedness	111,381	
Computation of basic net capital requirements		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000)		100,000
Excess net capital		1,133,782
Ratio: Aggregate indebtedness to net capital		0.09 to 1

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009 FOCUS Report.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement Regarding Rule 15c3-3 of the
U.S. Securities and Exchange Commission
At December 31, 2009

Schedule 2

The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

February 26, 2010

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

To the Shareholder of
Dundee Securities Inc.

In planning and performing our audit of the financial statements of **Dundee Securities Inc.** (the Company) at and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); and

2. determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of



the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.



This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants